

Transaction Overview Materials for Holders of the 2026 Notes

November 29, 2023

Confidential

Selina

Table of Contents

Introduction

Introduction

Selina Hospitality plc ("Selina" or the "Company") is pleased to provide the holders of the 6% Convertible Senior Notes Due 2026 ("2026 Notes") an overview of the terms of the transaction agreed to by Global University Systems ("GUS" or "Osprey"), the Steering Committee ("SteerCo") and Selina (the "Transaction") and related supporting information

- **Selina, the SteerCo and GUS have reached an agreement on an <u>out of court</u> transaction in which (a) GUS invests $28MM of new capital (with a one-year option for an additional $20MM) and equitizes a portion of its debt holdings, (b) Existing Equity[(1)] invests up to $20MM and (c) the Consenting 2026 Notes[(2)] agree to a restructuring**
  - Up to $68MM of new money is contemplated to be invested on the following terms[(3)]:

	Amount	Committed	Commentary
$16MM GUS PIPE[(4)]	$16.0	✓	Funded at close
$12MM 'Delayed Draw' GUS PIPE[(5)]	12.0	✓	Committed and funded over 12 months
Total Committed Funding	**$28.0**		
Existing Equity Optional Investment	20.0		Expected shortly after closing (30 days)
GUS Optional Investment	20.0		Consenting 2026 Notes can participate
Total Funding	**$68.0**		

- **The Transaction is the result of substantial negotiation between the SteerCo and GUS and included diligence by the SteerCo. Numerous term sheets were exchanged between the parties to negotiate various terms, including:**
  - Structure, terms and exchange discount of the Consenting 2026 Notes
  - Level of commitment / involvement by GUS and their underlying turnaround plan / vision
  - Amount and timing for future funding of the Company to ensure it is adequately capitalized
  - Allocation of equity between GUS, the Consenting 2026 Notes and Existing Equity (and future investment / participation rights)
  - Board composition, including Board representation by the Consenting 2026 Notes

(1) "Existing Equity" refers to current shareholders of Selina.
(2) To close the Transaction, 80% of the 2026 Notes must agree to the terms outlined in the November 27th term sheet. The 2026 Notes agreeing to such terms are defined as the "Consenting 2026 Notes".
(3) The investment outlined above does not include a $4 million investment from Selina into FutureLearn, to be funded on a monthly basis over the next 12 months.
(4) $16MM GUS PIPE based on expected Tranche 2 funding following the agreement reached on June 27th and modified thereafter.
(5) GUS will fund $4MM of the $12MM 'Delayed Draw' GUS PIPE at close, subject to approval by GUS.

Introduction (Cont'd)

- **In addition, Stifel-Miller Buckfire ("Stifel-MB"), the Company's investment banker, evaluated a range of other strategic and financial alternatives to the Transaction, including financing and M&A options**
  - Given the feedback from those third parties and current market conditions, Selina and its advisors believe the Transaction is the best available option for stakeholders (Stifel-MB to provide further details)
- **The purpose of this presentation is to provide the holders of the 2026 Notes with additional information related to the Transaction and the Company's situation, including:**
  - Overview of the Transaction
  - Background information on GUS
  - Pro forma debt capital structure and equity ownership
  - Summary of Selina's current operations and liquidity profile
  - Overview of GUS partnership, including the Company's / GUS' Path to Profitability Plan
  - Summary of diligence materials provided to the SteerCo
- **Given the Company's limited near-term liquidity and the upcoming expiration of the 2026 Notes interest payment cure period, holders of the 2026 Notes are being asked to sign a (a) Transaction term sheet and (b) consent form to extend the interest payment cure period by 30 days by Friday, December 1st**
  - Transaction terms are subject to completion of definitive documentation which will include the new notes indenture, supplemental 2026 Notes indenture / exit consents, intercreditor agreement, lien documentation and shareholder approvals, among others
  - Attorneys for the Company and GUS are working with Milbank to finalize documents to be shared with the holders of the 2026 Notes as soon as possible to accelerate closing and funding

2026 Notes Exchange Term Sheet Summary(1)

The SteerCo has agreed to the following restructuring terms for the 2026 Notes

Structure	• To be structured as a note exchange, with exit consent solicitations to modify the existing 2026 Notes
Principal Reduction	• 40% reduction in the face value of principal
Interest	• 6% PIK through maturity
Maturity	• 3 year maturity extension to November 2029
Collateral	• PIK Interest (including currently accrued interest) to receive a senior secured lien *pari passu* with GUS on all Selina brand IP • Consenting 2026 Notes to receive a blanket junior lien on Selina brand IP for the exchanged principal amount
Equity Allocation to Stakeholders	• Pro forma equity splits, subject to structuring considerations: – **GUS:** 66% of the pro forma equity assuming completion of obligated funding of $28MM, as outlined on page 11, which includes conversion of the full portion of GUS Note and Aroundtown 2026 Notes, subject to dilution by the Management Incentive Plan ("MIP") and Optional Investments – **Consenting 2026 Notes:** 24% of the pro forma equity, subject to dilution by the MIP and Optional Investments – **Existing Equity:** 10% of the pro forma equity, subject to dilution by the MIP and GUS Optional Investments ▪ Each existing shareholder, on a pro rata basis, to be able to participate in the $20MM Optional Investment at $[0.07] per share – **MIP:** Up to 15% of the fully diluted shares, which will dilute all stakeholders and be allocated in the future(2)
Board Seats	• Consenting 2026 Notes to elect one director, subject to GUS consent not to be unreasonably withheld (seven or nine member Board of Directors)(3)
Optional Investments	• GUS Optional Investment: One-year option to invest $20MM as a PIPE ($0.10 per share), with Consenting 2026 Notes to receive the right to participate up to 24% • Existing Equity Optional Investment: 15 day option to invest $20MM as a PIPE ($[0.07] per share); funding must occur within 30 days of Transaction close
Waterfall	• To be discussed and agreed, but to be commercially reasonable for transactions of this nature
Transaction Support	• Consenting 2026 Notes, the Company and GUS (and affiliates) will support shareholder resolutions for the issuance of additional shares and other resolution(s) required to effectuate the Transaction
Permitted Indebtedness	• Maximum first lien leverage of 4.0x (debt-to-TTM EBITDA) on indebtedness secured by a senior lien on the Selina brand IP at the HoldCo • No limitation on HoldCo debt if junior to the first lien debt, not secured by the Selina brand IP and in compliance with leverage test • No restrictions on subsidiary debt as long as it's not guaranteed and not secured directly or indirectly by the Selina brand IP
Participation Rights	• Consenting 2026 Notes to receive a pro rata right to participate in all future equity and equity linked financings
Other Key Items	• Expense reimbursement for Consenting 2026 Notes and GUS • Approval by holders of 80% of the 2026 Notes • Parties to agree to vote in favor of taking the Company private • Other usual and customary conditions precedent

Source: Transaction Term Sheet as of November 27, 2023.
(1) Refer to Transaction Term Sheet as of November 27, 2023 for additional details on the Transaction terms.
(2) If any shares above the 15% contemplated MIP are issued to management as part of a future employee incentive plan, such shares shall be issued out of GUS' equity allocation.
(3) GUS to appoint majority of business and finance committee, remuneration committee and nomination committee.

Transaction Highlights

The Transaction provides numerous benefits for the Company and its stakeholders

- ✓ $28MM of committed new equity investment to fund operations and turnaround plan
- ✓ Up to $40MM of potential additional capital to come from GUS ($20MM)[(1)] and Existing Equity ($20MM)
- ✓ Ability to leverage GUS' operational and turnaround expertise and vast distribution network
- ✓ Potential take-private transaction would provide meaningful cost savings
- ✓ "Hands-on" commitment from GUS including operational oversight and assistance as well as Board control
- ✓ Enhanced collateral package and covenants for Consenting 2026 Notes
- ✓ Equity allocation to Consenting 2026 Notes
- ✓ Consenting 2026 Notes to appoint one member to the Board
- ✓ Management to be evaluated and augmented by GUS
- ✓ Alignment with management via equity incentive plan
- ✓ Avoids a costly and contentious formal restructuring process

(1) Consenting 2026 Notes to receive a pro rata participation right in the GUS Optional Investment.

GUS Overview

GUS is one of the largest private higher education providers globally, with a portfolio of 30 educational institutions

GUS Overview

- **GUS offers accredited academic undergraduate and postgraduate degrees, vocational and professional qualifications and language courses on campus and online**
  - GUS' network of institutions spans multiple countries, including the UK, India, Germany, Canada, Ireland, Israel and Singapore
  - GUS has over 100,000 students on campus annually and over 20MM online
- **GUS operates 30 core institutions, including:**

London School of Business & Finance | The University of Law | University Canada West | Future Learn

Selected Financials ($MM)(1)

LTM Revenue	$900
LTM Company Adj. EBITDA	$214
Cash and Cash Equivalents	$628
Total Debt	$1,151
# of Campuses	30
# of On-Campus Students	100,000
# of Online Students	20MM
Moody's Credit Rating	B2

Key Management

Aaron Etingen	Chief Executive Officer	• Founded GUS in 2003 • ACCA registered accountant • Fellow of the Royal Society of Arts
Elad Rachevsky	Chief Investment Officer	• Joined GUS in 2017 as a VP of Corporate Development and Capital Markets • Prior experience at a multi-family office and at Citi in investment banking • B.A. in Mathematics and Economics from Malcaster College
Boaz Arbel	Portfolio Managing Director	• Portfolio Managing Director since 2016 • Served as a director at multiple GUS institutions • MBA from the University of Derby

Revenue Breakdown


1%
4%
5%
90%
Academic
Languages
Recruitment Services
Professional

(1) Per Moody's report dated March 28, 2023. LTM figures as of November 2022. Figures reported in GBP converted to USD at an exchange rate of 1.2394 per Bloomberg, as of September 15, 2023.

GUS Investment & 2026 Notes Restructuring Overview

Executive Summary

Consenting 2026 Notes will receive an enhanced collateral package and 24% of the pro forma equity in Selina, subject to dilution from the Optional Investments and MIP, while the Company receives support from GUS via a new money investment and operating expertise

- **Economic terms of the Transaction have been agreed to by Selina, the SteerCo and GUS**
  - In addition, the Consenting 2026 Notes have the right to appoint an independent director to the new Board
- **The investment by GUS is structured as $16MM funding at close, with a subsequent committed $12MM 'Delayed Draw' GUS PIPE occurring in monthly installments[1]. Pro forma for the committed new money and full conversion of GUS' secured convertible note due 2028 ("GUS Note") and Aroundtown's $14.7MM portion of the 2026 Notes ("Aroundtown 2026 Notes"), GUS and affiliates will control 66% of the equity**
  - GUS will immediately equitize (a) $4MM of the $15.6MM GUS Note and (b) $4.7MM of the $14.7MM Aroundtown 2026 Notes, and extend the remaining GUS Note maturity to November 2029 with interest to be paid in-kind
  - Selina is required to invest $4MM, funded monthly, into GUS' FutureLearn entity[2]
- **GUS will have a one-year option to invest an optional $20MM of equity capital at $0.10 per share; Consenting 2026 Notes receive a pro rata participation right in the GUS Optional Investment. Existing Equity will have a $20MM investment option at $[0.07] per share[3], funded within 30 days of Transaction close**
- **The Transaction requires at least 80% of the 2026 Notes to support the following terms:**
  - Principal reduction of 40%
  - Maturity extension of three years to November 2029
  - Interest will be PIK through maturity
  - PIK interest to receive *pari passu* lien on Selina brand IP with the GUS Note; exchanged principal to receive junior lien
  - Prohibition / limitation on future secured debt that can be issued at HoldCo
- **To achieve the pro forma equity capitalization in the Transaction, the Company is required to issue shares in multiple steps**
  - Consenting 2026 Notes and GUS will support shareholder resolutions for the issuance of additional shares required to execute the Transaction
  - GUS and Consenting 2026 Notes will also support Selina going private subsequent to the issuance of the shares

(1) $4 million of the $12 million 'Delayed Draw' GUS PIPE to be funded prior to a shareholder vote, to be approved by GUS.
(2) FutureLearn is a proprietary GUS platform with over 18 million online members.
(3) $0.07 per share based on implied blended GUS investment terms, pro forma for contemplated investments and conversions. Investment price calculated as ~800 million shares for ~$58 million of investments.

GUS Investment Terms

GUS has agreed to support Selina immediately with the $16MM GUS PIPE at closing followed by i) an additional $12MM 'Delayed Draw' GUS PIPE and ii) a $20MM Optional Investment

- **Pro forma for each of the transactions described below, except for the Optional Investments, GUS will control 66% of the equity**
- **Per the terms of the June 27th GUS financing, the Company was required to raise $20MM of third party financing to unlock Tranche 2; following further discussions with GUS, the $16MM GUS PIPE is being invested as part of this Transaction**

$16MM GUS PIPE	• $16MM funded at $0.20 per share
$12MM 'Delayed Draw' GUS PIPE	• $12MM of the 'Delayed Draw' GUS PIPE funded at $0.20 per share – GUS will fund $4MM of the $12MM PIPE at close, subject to approval by GUS. Subsequent $8MM funding will occur post-Transaction[(1)] • Selina is required to commit a $4MM investment in FutureLearn (British digital educational platform operated by GUS) – Funded in 12 monthly installments ($334K per month)
GUS Note Conversion	• Convert $15.6MM of the GUS Note to equity ($4MM required, $11.6MM at the option of GUS) – $4MM to be converted at $0.20 per share – $11.6MM optional conversion at $0.10 per share, subject to shareholder approval – If 80% of 2026 Notes agree to the Transaction, the remaining $11.6MM GUS Note will extend maturity to November 2029 and receive interest in-kind
Aroundtown Conversion	• Convert $14.7MM of Aroundtown 2026 Notes into equity ($4.7MM required, $10MM optional) – $4.7MM to be converted at $0.20 per share – $10MM optional conversion at $0.10 per share, subject to shareholder approval – The remaining ~$10MM Aroundtown 2026 Notes to extend maturity to November 2029 and receive interest in-kind consistent with the Consenting 2026 Notes
GUS Optional Investment	• One-year option to invest $20MM as a PIPE ($0.10 per share), with Consenting 2026 Notes to receive a pro rata participation right

Source: GUS Investment Term Sheet as of November 27, 2023.
(1) GUS has yet to approve the funding of $4 million pre-shareholder vote of the $12 million 'Delayed Draw' GUS PIPE.

Execution Steps and Timeline

- **Given the Company's current liquidity situation, the Transaction will need to be executed by early December to facilitate the capital infusion via (a) funding of the $16MM GUS PIPE and $4MM of the $12MM 'Delayed Draw' GUS PIPE(1) and (b) $20MM Optional Investment by Existing Equity**
- **To satisfy this timeline, and address the Company's need for shareholder approval to issue the required shares, we propose executing this Transaction in multiple steps:**
  - **Step 1 (Early December)**: Execute exchange documents for Consenting 2026 Notes; funding of the $16MM GUS PIPE and $4MM of the $12MM 'Delayed Draw' GUS PIPE(1); partial exchange of the GUS Note and Aroundtown 2026 Notes; issuance of available authorized shares
  - **Interim Period**: Close Existing Equity Optional Investment ($20MM); prepare for shareholder meeting; prepare for potential take-private transaction
  - **Step 2 (Late January / Early February)**: Shareholder meeting to approve issuance of required shares; prepare for potential take-private transaction

	Key Action Items	Funding / Exchange Transactions
Step 1 (Early December) – Transaction Close	• Transaction terms shared with holders of the 2026 Notes; execute final term sheet and consent to extend cure period by December 1st • Completion of Transaction documents by all parties • Holders of the 2026 Notes review definitive documents and diligence materials • Execution of definitive documentation (note exchange, exit consents, lien documentation, new indenture, etc.)	• Funding of $16MM GUS PIPE Investment • Funding of $4MM of the $12MM 'Delayed Draw' GUS PIPE(1) • Equitization of a portion of the GUS Note and Aroundtown 2026 Notes • Shares issued to Consenting 2026 Notes • Penny warrants issued to GUS and Consenting 2026 Notes
Interim Period	• Preparation of materials for shareholder meeting • Interview(s) with Board candidates • Drafting of governance materials for private entity	• $20MM optional investment by Existing Equity
Step 2 (Late January / Early February) – Post-Shareholder Vote	• Approve resolutions to issue / authorize shares to GUS and Consenting 2026 Notes • Approve resolutions to execute a take-private transaction • Board appointments	• Equitization of balance of the GUS Note and Aroundtown 2026 Notes • Shares issued to Consenting 2026 Notes and GUS
Post-Shareholder Vote	• Completion of MIP	• $20MM optional GUS / Consenting 2026 Notes PIPE Investment ($0.10 per share) (12 month option)

(1) GUS will fund $4 million of the $12 million 'Delayed Draw' GUS PIPE at close, subject to approval by GUS. Subsequent $8 million funding will occur post-Transaction.

Illustrative Pro Forma Capital Structure At Closing ($MM)

Key Commentary and Assumptions

- **Assumes 80% participation from the 2026 Notes, including Aroundtown 2026 Notes as agreed. Participation percentage is for illustrative purposes only**
- **The following tranches of debt convert to equity at closing or following the Shareholder Vote. Pro Forma Capital Structure shown post-closing**
  - $4.7MM of Aroundtown 2026 Notes at $0.20 ($10MM at $0.10 per share following Shareholder Vote)
  - $4.0MM of the GUS Note at $0.20 ($11.6MM at $0.10 per share following Shareholder Vote)
- **The Consenting 2026 Notes extend maturity to 2029, reduce principal by 40% and receive interest in-kind**
- **GUS funds $16MM GUS PIPE, as equity, and $4MM installment of the $12MM 'Delayed Draw' GUS PIPE(1)**
- **Transaction professional fees and expenses to be determined; for illustrative purposes assumed $4.5MM, subject to change**

Sources	
GUS Note Equitization	$4.0
Aroundtown 2026 Notes Equitization	4.7
Exchanged 2026 Notes Discount	41.3
Exchanged 2026 Notes	62.0
$12MM 'Delayed Draw' GUS PIPE(1)	4.0
$16MM GUS PIPE	16.0
Total Sources	**$132.0**

Uses	
GUS Note Retirement	$4.0
Aroundtown 2026 Notes Retirement	4.7
2026 Notes Exchanged Retirement	103.3
Selina FutureLearn Investment	1.3
Illustrative Est. Professional Fees	4.5
Cash to Balance Sheet	14.2
Total Uses	**$132.0**

			Current Capitalization			Pro Forma Capitalization	
Facility	**Maturity**	**Rate**	**Amount**	**Annual Cash Interest**	**Adj.**	**Amount**	**Annual Cash Interest**
$50MM Credit Facility due 2027	Dec-27	L + 7.50%	$48.4	$6.2	-	$48.4	$6.2
Secured Convertible Notes (GUS Note)	Nov-29	6.00% / 6.00% PIK	15.6	0.9	(4.0)	11.6	-
Exchanged 2026 Notes	Nov-29	6.00% PIK	-	-	62.0	62.0	-
Total Secured Debt			**$64.0**	**$7.1**		**$121.9**	**$6.2**
Aroundtown 2026 Notes	Nov-29	6.00% PIK	14.7	0.9	(4.7)	10.0	-
Non-Participating 2026 Notes	Nov-26	6.00%	132.8	8.0	(103.3)	29.5	1.8
Real Estate Partner Loans	2023-2042	Var	88.8	8.9	-	88.8	8.9
Total Funded Debt			**$300.2**	**$24.8**		**$250.2**	**$16.8**

Source: Company filings and documents.
(1) GUS will fund $4 million of the $12 million 'Delayed Draw' GUS PIPE at close, subject to approval by GUS. Subsequent $8 million funding will occur post-Transaction.

Pro Forma Equity Capitalization

Overview of Pro Forma Equity Capitalization

- **As previously mentioned, to implement the Transaction the Company will issue shares in multiple steps due to authorized share limitations. Currently, the Company has ~213MM shares authorized that can be issued**

<u>Step 1</u>: Pre-Shareholder Vote (funding of up to $20MM and issuance of 241.8MM shares)

- Aggregate issuance of shares to GUS + New Investors[1] of 171.8MM. Step 1 must be executed without effectuating a change of control transaction
  - Conversion of (a) $4.0MM of GUS Note at $0.20 / share and (b) $4.7MM of Aroundtown 2026 Notes at $0.20 / share
  - Issuance of 80.0MM shares for $16.0MM GUS PIPE at $0.20 / share
  - Issuance of 20.0MM shares for $4.0MM of the $12.0MM 'Delayed Draw' GUS PIPE
  - Restrike of 11.9MM GUS and 4.9MM warrants issued through the July PIPE ("New Money PIPE") to $0.01
  - Reprice all New Money PIPE investments received year-to-date to $0.20 per share, consistent with GUS terms (issuance of 11.6MM shares)
- Issue 70.0MM shares to Consenting 2026 Notes

<u>Step 2</u>: Post-Shareholder Vote (funding of $8MM and issuance of 878.3MM shares)

- Aggregate issuance of shares to GUS + New Investors of 648.3MM
  - Issuance of 40.0MM shares for subsequent $8.0MM of the $12.0MM 'Delayed Draw' GUS PIPE
  - Reset Aroundtown 2026 Notes conversion strike price to $0.10 / share and reserve / issue 100.0MM shares for conversion of remaining Aroundtown 2026 Notes; Reset GUS Note conversion strike price to $0.10 / share and reserve / issue 115.6MM shares for conversion of remaining GUS Note
    - Reduces the number of primary shares otherwise required to be issued to GUS via shareholder approval
  - Issue incremental 15.0MM shares to New Money PIPE investors and restrike 4.4MM New Money PIPE warrants to $0.01
  - Issue 373.4MM primary shares to GUS
- Issue 230.0MM primary shares to Consenting 2026 Notes

- **Pro forma for Step 2, GUS and affiliates (including New Money PIPE investors) will control 66% of the equity and Consenting 2026 Notes will control 24%**
  - The implied investment price for the GUS investments is $0.07 per share[2]
- **Pro forma for the Optional Investments[3], GUS and affiliates will control ~56% of the equity and Consenting 2026 Notes will control ~21%, assuming Consenting 2026 Notes exercise their pro rata participation right in the GUS Optional Investment (subject to dilution by the MIP)**

Note: This analysis does not incorporate the underlying shares of the 2026 Notes and out of the money warrants (strike price of $11.50). This also does not include the MIP, which will dilute all stakeholders.
(1) "New Investors" include investors who invested in a New Money PIPE in July 2023 prior to this Transaction, per agreement with GUS.
(2) $0.07 per share based on implied blended GUS investment terms, pro forma for contemplated investments and conversions. Investment price calculated as ~800 million shares for ~$58 million of investments.
(3) "Optional Investments" include both the $20 million GUS Optional Investment and the $20 million Existing Equity Optional Investment.

Pro Forma Equity Capitalization Summary

- **As further detailed on the following pages, the pro forma equity split Post-Shareholder Vote results in GUS + New Investors holding 66% of the shares and the Consenting 2026 Notes holding 24%**
- **The subsequent steps, including the Optional Investments and MIP, would dilute the Post-Shareholder Vote equity**

	GUS + New Investors	Consenting 2026 Notes	Existing Equity
Current Capitalization % Ownership	3.8%	-	96.2%
Step 1: Pre-Shareholder Vote% Ownership	47.5%	18.8%	33.6%
Step 2: Post-Shareholder Vote % Ownership	66.0%	24.0%	10.0%
% Ownership (Incl. 15% MIP)	*56.1%*	*20.4%*	*8.5%*
Step 3: Existing Equity Optional Investment ($20MM at $0.07 / share)			
% Ownership	54.3%	19.7%	26.0%
% Ownership (Incl. 15% MIP)	*46.2%*	*16.8%*	*22.1%*
Step 4: GUS Optional Investment ($20MM at $0.10 / share)			
% Ownership - Consenting 2026 Notes Participation	56.4%	20.7%	22.9%
% Ownership - Consenting 2026 Notes Participation (Incl. 15% MIP)	*47.9%*	*17.6%*	*19.5%*
% Ownership w/o Consenting 2026 Notes Participation	59.6%	17.4%	22.9%
% Ownership w/o Consenting 2026 Notes Participation (Incl. 15% MIP)	*50.7%*	*14.8%*	*19.5%*

Illustrative Pro Forma Equity Capitalization

Section		GUS + New Investors[1]	Consenting 2026 Notes	Existing Equity	Total Shares
Current Capitalization Summary	Existing Shares Issued[2]	4,916,583	-	125,002,477[3]	129,919,060
	Fully Diluted Shares	**4,916,583**	-	**125,002,477**	**129,919,060**
	% Ownership	*3.8%*	-	*96.2%*	*100.0%*
Step 1: Pre-Shareholder Vote	**Existing GUS Warrants Converted to Shares at $0.01[4]**	11,851,853	-	-	11,851,853
	Funding $4MM of the $12MM 'Delayed Draw' GUS PIPE[5]				
	Shares @ $0.20	20,000,000	-	-	20,000,000
	$16MM GUS PIPE				
	Shares @ $0.20	80,000,000	-	-	80,000,000
	$4MM GUS Note Equitization				
	Shares @ $0.20	20,000,000	-	-	20,000,000
	$4.7MM Aroundtown 2026 Notes Equitization				
	Shares @ $0.20	23,500,000	-	-	23,500,000
	New Money PIPE Warrants Converted to Shares at $0.01	4,830,246	-	-	4,830,246
	Re-price New Money PIPE to $0.20	11,582,498	-	-	11,582,498
	Shares Issued to Consenting 2026 Notes	-	70,000,000	-	70,000,000
	Fully Diluted Shares	**176,681,180**	**70,000,000**	**125,002,477**	**371,683,657**
	% Ownership	*47.5%*	*18.8%*	*33.6%*	*100.0%*
Step 2: Post-Shareholder Vote	**Remaining $8MM of the $12MM 'Delayed Draw' GUS PIPE**				
	Shares @ $0.20	40,000,000	-	-	40,000,000
	$10.0MM Aroundtown 2026 Notes Equitization @ $0.10[6]	100,000,000	-	-	100,000,000
	$11.6MM GUS Note Conversion @ $0.10[6]	115,555,550	-	-	115,555,550
	New Money PIPE Warrants	4,389,313	-	-	4,389,313
	Incremental New Money PIPE Shares (Repriced and Issued)	14,992,948	-	-	14,992,948
	Additional Shares to GUS	373,397,358	-	-	373,397,358
	Additional Shares to Consenting 2026 Notes	-	230,005,945	-	230,005,945
	Fully Diluted Shares	**825,016,348**	**300,005,945**	**125,002,477**	**1,250,024,770**
	% Ownership	*66.0%*	*24.0%*	*10.0%*	*100.0%*

Step 1:

- **GUS + New Investors and Consenting 2026 Notes control ~66.4% of the pro forma voting shares**
  - **GUS would control 41.8% of the pro forma voting shares**
- **To achieve the 75% shareholder approval threshold to effectuate the Transaction, ~32.1MM (25.7%) Existing Equity shares would be required to support**

Step 2:

- **The fully diluted equity allocation is**
  - **GUS + New Investors[1]: 66%**
  - **Consenting 2026 Notes: 24%**
  - **Existing Equity: 10%**
  - **MIP[7]: Up to 15% of the fully diluted shares, which will dilute all stakeholders**
- **Consenting 2026 Notes to receive pro rata participation rights in all future equity or equity linked financings (excluding $20MM Existing Equity Optional Investment)**

Note: Analysis does not incorporate 18.1 million existing warrants and 11.5 million shares underlying the 2026 Notes which are deemed to be out of the money ($11.50 strike) and unlikely to be exercised.

(1) Includes shares and warrants allocated to New Money PIPE, per agreement with GUS.
(2) Existing shares include 2.1 million PIPE shares raised but not yet issued.
(3) Includes 18.7 million shares in the existing employee equity plan with various strike prices.
(4) GUS + New Investors received 11.9 million warrants based on PIPE warrants authorized but not yet issued.
(5) Based on the issuance of shares in connection to $4 million of the $12 million 'Delayed Draw' GUS PIPE, to be approved by GUS.
(6) Shares reserved for conversion included in fully diluted share count.
(7) If any shares above the 15% contemplated MIP are issued to management as part of a future employee incentive plan, such shares shall be issued out of GUS' equity allocation.

Illustrative Pro Forma Equity Capitalization – Optional Investments

- **Within 30 days of the Transaction close, Existing Equity will have the right to invest $20MM at $[0.07] (15 days to confirm investment; 15 days to fund)**
- **Within one year of the Transaction close, Consenting 2026 Notes have pro rata participation rights in the GUS Optional Investment at $0.10 per share**

Step 3: Existing Equity Optional Investment

	GUS + New Investors[1]	Consenting 2026 Notes	Existing Equity	Total Shares
$20.0MM Existing Equity Optional Investment	-	-	269,289,188	269,289,188
Fully Diluted Shares	**825,016,348**	**300,005,945**	**394,291,665**	**1,519,313,958**
% Ownership	*54.3%*	*19.7%*	*26.0%*	*100.0%*
% Ownership (Incl. 15% MIP)	*46.2%*	*16.8%*	*22.1%*	*85.0%*

- **Existing Equity have the right to invest $20MM at $[0.07] per share, to be funded within 30 days of Transaction close**

Step 4: GUS Optional Investment

	GUS + New Investors[1]	Consenting 2026 Notes	Existing Equity	Total Shares
$20.0MM Optional Investment	144,664,210	55,335,790	-	200,000,000
Fully Diluted Shares	**969,680,559**	**355,341,734**	**394,291,665**	**1,719,313,958**
% Ownership	*56.4%*	*20.7%*	*22.9%*	*100.0%*
% Ownership (Incl. 15% MIP)	*47.9%*	*17.6%*	*19.5%*	*85.0%*
% Ownership w/o Consenting 2026 Notes Participation	*59.6%*	*17.4%*	*22.9%*	*100.0%*
% Ownership w/o Consenting 2026 Notes Participation (Incl. 15% MIP)	*50.7%*	*14.8%*	*19.5%*	*85.0%*

- **Consenting 2026 Notes to receive a pro rata participation right in the GUS Optional Investment if GUS exercises the option**

Situation Overview

Situation Overview

The Company is implementing initiatives to achieve positive cash flow while expanding its relationship with GUS to execute its Path to Profitability plan

- **The Company, in partnership with GUS, developed its "Path to Profitability" plan focusing on increasing revenue, improving unit economics and reducing corporate overhead**
- **On June 27, 2023, Selina entered into an agreement with GUS to provide up to ~$50MM in liquidity via three separate tranches of capital**
  - <u>Tranche 1</u>: $14MM; $10MM funded in June and $4MM funded in July (as an advance under the $20MM Tranche 2 investment)
  - <u>Tranche 2</u>: Up to $16MM (contingent on Selina raising $20MM of third party equity financing)
  - <u>Tranche 3</u>: $20MM at the option of GUS
  - In connection with the GUS transaction, Selina will conduct an exchange of $14.7MM of 2026 Notes held by Kibbutz Holding S.a.r.l.("Kibbutz") and a warrant exchange
- **As part of the GUS transaction, Selina is required to reduce disbursements associated with corporate overhead, rent expense and debt service**
- **GUS has the right to appoint, and has appointed, two directors to Selina's Board of Directors. Their appointments will take effect at a future date**
- **As part of the Company's efforts to solidify its liquidity, Selina drew the remaining $10MM under its $50MM secured IDB Facility which has been allocated for its Latin American operations**
- **In addition, in August 2023, the Company approved two separate resolutions which unlocked the ability to issue additional shares: (i) 148MM shares, which are reserved for the GUS transaction and (ii) 70MM shares, which can be used for any Board approved transaction**

Revenue ($MM)

	Q1 '22	Q2 '22	Q3 '22	Q4 '22	Q1 '23	Q2 '23	Q3 '23
North America	$3.7	$5.8	$5.6	$6.2	$4.8	$5.7	$4.6
Central America + Mexico	20.2	15.7	13.7	16.2	21.7	15.2	11.1
South America	9.0	8.9	9.4	10.8	12.7	9.8	10.3
EMEA	5.7	11.7	17.4	11.6	11.5	18.3	19.6
APAC	0.2	0.7	0.7	1.5	2.8	2.5	2.6
Consolidated	**$38.7**	**$42.8**	**$46.9**	**$46.3**	**$53.5**	**$51.5**	**$48.3**

Occupancy

	Q1 '22	Q2 '22	Q3 '22	Q4 '22	Q1 '23	Q2 '23	Q3 '23
North America	40%	48%	47%	50%	64%	54%	53%
Central America + Mexico	60%	55%	50%	56%	67%	51%	40%
South America	44%	43%	44%	47%	57%	47%	47%
EMEA	27%	38%	55%	43%	41%	53%	57%
APAC	25%	54%	87%	85%	85%	73%	75%
Consolidated	**45%**	**46%**	**50%**	**49%**	**57%**	**51%**	**49%**

Unit Level Operating Profit ("ULOP") ($MM)

	Q1 '22	Q2 '22	Q3 '22	Q4 '22	Q1 '23	Q2 '23	Q3 '23
North America	($1.4)	($0.6)	($2.4)	($2.5)	($1.4)	($1.2)	($1.4)
Central America + Mexico	3.5	0.9	0.4	2.6	3.0	(0.1)	(2.1)
South America	(0.3)	(0.7)	(0.0)	0.2	1.3	(1.5)	(0.9)
EMEA	(2.8)	(1.5)	1.7	(4.1)	(4.0)	(1.1)	0.5
APAC	(0.2)	(0.2)	(0.1)	0.4	0.7	0.5	0.5
ULOP	**($1.1)**	**($2.0)**	**($0.4)**	**($3.4)**	**($0.4)**	**($3.4)**	**($3.4)**
Less: Corporate Overhead	(8.2)	(10.3)	(9.7)	(9.7)	(9.8)	(9.2)	(8.8)
ULOP Less Corporate	**($9.4)**	**($12.4)**	**($10.1)**	**($13.1)**	**($10.2)**	**($12.6)**	**($12.2)**

Current Capitalization Summary – Funded Debt ($MM)

The Company's 2026 Notes are issued by Selina Hospitality PLC, while other tranches of debt are issued and secured by specific operating subsidiaries

Current Capitalization Summary – Funded Debt

	Facility	Maturity	Rate	Book Value Amount
A	$50MM Revolving Credit Facility due 2027	Dec-27	L + 7.50%	$48.4
B	Secured Convertible Notes due 2028	Jul-28	12.00%	15.6
	Total Secured Debt			**$64.0**
C	6.00% Convertible Notes due 2026	Nov-26	6.00%	147.5
D	Real Estate Partner Loans(7)	Var	Var	88.8
	Total Funded Debt			**$300.2**
	Memo: Lease Liabilities (as of June 30)			*$497.1*

Summary Organizational Chart – Issuing Entities


Selina Hospitality PLC (Issuer of 2026 Notes)
A
B
Selina Global Services Spain S.L. (Issuer of IDB Debt)
Selina Operations US Corp (Guarantor of GUS Note)
Selina Management Co UK (Issuer of GUS Note)
Selina Latam OpCos / HoldCos
Selina RY Holdings (Guarantor of GUS Note)
US OpCos

Key Terms

A $50MM Credit Facility due 2027 (IDB)

- **Issuer**: Selina Global Services Spain SL
- Includes share pledges in LATAM entities and control over bank accounts via promissory notes immediately endorsed to IDB
  - Share pledge levels: 100% of Selina Operation One and 100% of Selina's shares in Panama, Colombia, Costa Rica, Brazil, Ecuador and Mexico
- **Guarantors:** Selina Holding Company S.E., Selina Operation One Holding Company and Selina's country level and operational holdings in Panama, Colombia, Costa Rica, Brazil, Ecuador and Mexico
- **Covenants include**: (i) Minimum Consolidated Total Net Worth Ratio, (ii) Debt-to-EBITDA Ratio, (iii) Minimum Projected Debt Service Coverage Ratio and (iv) Minimum Historical Debt Service Coverage Ratio
- Use of proceeds limited to capex or working capital in LATAM

B Secured Convertible Notes due 2028 (GUS)

- **Issuer**: Selina Management Company UK Ltd
- **Guarantors:** Selina Hospitality PLC, Selina Operations US Corp, Selina Operation Astoria Hotel LLC, Selina Operation Chelsea LLC, Selina Operation Chicago LLC, Selina Operation New Orleans LLC and Selina RY Holding Inc. Related party guaranty by Kibbutz and personal guaranties by Rafael Museri and Daniel Rudasevski
- **Secured by:** Pledge of shares of Selina Operating US Corp, DACA at Issuer and Selina Operations US Corp, pledge of shares of Selina RY Holdings and Selina brand and related intellectual property
- Convertible at $1.50 per share; 100% warrant coverage

C 6.00% Convertible Notes due 2026

- **Issuer**: Selina Hospitality PLC
- **Covenants include**: Minimum Unrestricted Cash ($15MM)
- Conversion price of $11.50 per share

D Real Estate Partner Loans (26 loans worldwide at operating subsidiary level)

- **Locales:** Israel, Germany, Greece, Australia, New York, Brazil, Panama, Peru, Portugal, UK, Austria, India and Mexico

Source: Company SEC filings, Company documents. Capitalized terms not defined herein shall have the meaning per the source document.

Liquidity Summary as of November 19, 2023

Selina Liquidity Position	
Corporate Accounts	$1,603,509
Remote Year	94,105
Locations	5,062,122
Unrestricted Cash	**$6,759,736**
Capex Accounts[(1)]	43,229
Total Restricted Cash	885,269
Total Unpledged Cash	**$7,688,234**
IDB Debt Reserve Account (pledged)	6,846,000
Selina Global Cash	**$14,534,234**

Selina Cash by Location	
Argentina	-
Australia	364,032
Austria	-
Bolivia	134,083
Brazil	73,038
Chile	49,164
Colombia	118,191
Costa Rica	250,215
Ecuador	84,731
Germany	85,254
Greece	56,598
Guatemala	58,738
Israel	56,270
Mexico[(2)]	2,539,489
Morocco	3,330
Nicaragua	45,079
Panama	120,230
Peru	157,118
Portugal	192,854
Spain	81,379
Thailand	-
United Kingdom	296,971
United States	204,747
Uruguay	90,612
Location Cash	**$5,062,122**

Note: Based management estimates as of November 19, 2023. These figures are not audited and are shown for illustrative purposes.
(1) Represents cash received from partners for specific capex projects.
(2) Cash held in Mexico is currently blocked.

Path to Profitability

GUS and Selina Partnership

Selina developed an actionable and measurable plan, with the aid of GUS' capital and resources, to generate positive free cash flow

- **As part of its commitment to Selina, GUS will provide direct support to the plan to (i) increase revenue, (ii) improve unit economics and (iii) reduce corporate overhead costs**
  - **Increase Revenue:** Drive B2B revenue and leverage GUS' distribution network and capabilities. Focus on disciplined growth, eliminate unprofitable locations and increase occupancy and average spread
  - **Improve Unit Economics:** Improve unit economics through evaluation of real estate footprint, shift of F&B to a revenue share model and labor reductions to capitalize on the Company's operating leverage
  - **Reduce Corporate Overhead**: Drive profitability through the reduction of company costs, right-size the corporate footprint and improve operating efficiency between corporate and asset level management
- **Under the plan, the Company expects to improve occupancy, drive average spend and reduce costs to achieve profitability. The new capital from the Transaction is necessary to support the execution of this plan**
  - While Selina has historically focused on growth, it is pivoting to growing sustainably, and is developing an actionable and measurable strategy to drive revenue from existing locations, improve its unit economics and reduce overhead
  - Management will be working closely with GUS to implement this strategy, with GUS providing its institutional expertise in turnaround situations and distribution capabilities
- **GUS has conducted significant due diligence with Selina over the past several months as part of its initial investment and is prepared to invest additional capital and enter into a strategic partnership with Selina**
  - GUS has already funded $14MM via the GUS Note as part of Tranche 1 ($4MM as an advance under Tranche 2)
- **GUS to expand Selina's distribution network through commercial and marketing services. GUS is planning the following initiatives:**
  - Leverage GUS' distribution capabilities to improve marketing and brand recognition (includes physical signage, marketing collaboration, CRM development, etc.)
  - Increase value proposition of loyalty program and target higher customer return rate
  - Implementation of B2B commercial strategy to fill out low season and weekdays. Partnerships with Booking.com, Expedia, VRBO, Airbnb and travel agents
  - Drive positive reviews to increase occupancy
  - Implement booking capabilities through web and app portals
- **As part of its commitment, GUS is providing support and oversight to drive distribution and marketing and will control the Board**

Path to Profitability Plan

We have built a roadmap leading towards our ultimate vision but with a hyper focus on near term FCF breakeven point and further profitability

By early 2025 — ~3+ years →

Current Situation	Free Cash Flow Breakeven	Strategic Growth & Long Term Vision
• Strong improvements in key KPIs across the board • Challenged capital structure with high debt and limited cash	• Stabilize existing portfolio with strong unit economics • Limit growth to existing locations and close unprofitable ones • Minimize centralized expenses and driving operating excellence • Optimize portfolio and reduce rent expense • Restructure balance sheet and reduce debt and other obligations • Catch up with working capital deferrals	• Drive further same-store topline improvements through new channels and new products • Become an experience-first brand which drives demand and spend • Grow portfolio through management agreements, franchises (leverage brand value) vs leases • Diversify asset base in order to target different demographic of travelers (multiple brand strategy) • Scale out a global membership program, where members pay for access to the Selina ecosystem of properties, workspaces, retreats, festivals and more

The current fundraise provides us with liquidity needed to get to the breakeven point assuming we execute on our initiatives

Path to Profitability KPIs

We are focused on 4 areas: (1) optimizing our portfolio composition, (2) improving our unit level performance, (3) minimizing our corporate overhead spend and (4) right sizing our capital structure

Focus area	KPIs	Current (H1 2023)	Breakeven Scenario
1 Portfolio management	*# of bedspaces*	**29,600**	**28,000**
	% lease, HMA, franchise	100% leased	100% leased
	% Selina Branded	100% Selina Branded	100% Selina Branded
2 Core unit economics	*Occupancy*	54.1%	62%
	TRevPOBs[1]	**$35.6**	**$43.5**
	GOP margin (%)	**22.7%**	**35%**
3 Corporate overhead	*Annual COH* *% of revenue*	**$38.0MM** *17.8% of revenue*[2]	**$22MM** *8% of revenue*
4 Liability management	*Annual rent* *% of leased revenue*	**$58.2MM** *27.3% of revenue*	**$48MM** *17% of revenue*
	Annual cash debt service	*$43.9MM*[3]	*$20MM*
Annualized Revenue		**$213MM**	**$280MM**
Annualized Adj. EBITDA		**($1MM)**	**$78MM**
Annualized FCF before debt service		**($52MM)**	**$20MM**

(1) *Total Daily Revenue Per Occupied Bedspace.*
(2) *H1 2023 corporate overhead costs of $19.0 million ($38.0 million annualized run rate), and H1 2023 consolidated revenue of $106.7 million.*
(3) *2023 expected debt service payments as of 31 Dec 2022 ($55.3 million), not including YAM which was equitized during Q1 ($11.4 million).*

Path to Profitability Key Initiatives

Focus area	Breakeven Scenario	Strategic Growth Scenario
1 Portfolio management	**Close unprofitable locations, and expand existing portfolio** while maintaining the same fixed costs	**Segment the portfolio into 3 brands** of different standards **Continue expansion of portfolio** through targeted openings of new locations across the three brands **New operating models**: franchise and management agreements - leverage brand and franchise to other operators; or manage properties and collect fees
2 Core unit economics	**PIT Management-** Performance Improvement Special Task Force to handle the ±15 under performing locations **Build more robust marketing infrastructure**: work with GUS team, create sales teams in "source" markets **Unit level labor reductions** of about $800K per month **Increase capacity to work with agents**: tap into GUS' infrastructure and build relationship with travel agents globally **Corporate partnerships:** partner with corporations to offer discounts in exchange for marketing within their organizations **Online Reputation Index** - increase from 80 to 88 **F&B partners**: shift 100% of our F&B spaces to partners mostly in revshare model **Continue to increase proportion of bookings done through Web & App**	**Drive extended stay business**: enhance sales of our co-live product which represents 3% of sales today and can grow to 10-15% **Membership program**: start by selling membership program to companies so they can offer as a benefit to their employees; then move into B2C membership **Full rollout of Duetto** ("RMS") and improvement of internal processes around pricing and yield management **Shift to off the shelf PMS** - to increase local agent connectivity and improve efficiency **Experiential packages** - to drive 10% of the booking revenue, and further increase revenue
3 Corporate overhead	**Continue right sizing corporate overhead team**; reduce payroll expense and consider outsourcing certain functions **Organizational structure:** empower regional teams to own P&L and have less reliance on centralized corporate teams	
4 Liability management	**Continue lease renegotiations** with goal of further reducing cash outflows **Continue debt renegotiations** in order to restructure balance sheet with goal to **further reduce debt service costs**	

Summary of Diligence Materials Provided to the SteerCo

Summary of Diligence Materials Provided to the SteerCo

Item	File Name	Description	Document Status
Post Restructuring Business Plan	• 1.a Selina Summary PTP_29 Oct • 1.b PIT Project Plan 20230919 • 1.c PIT Monthly Status Update 231031	• Company profitability initiatives to reach breakeven and positive free cash flow generation. Additional detail on performance improvement teams that will assess and turnaround targeted Selina locations	• See Path to Profitability
D&O Policy	• 2.a D&O Policy 2022-23 primary contract • 2.b D&O Policy Alpha layer USD 5 x 10 contract • 2.c D&O Policy – 1st xs Layer – 2022	• Summary of the D&O policy – Liability limit of $15MM	• D&O Policy provided to SteerCo
Cash Position	• 3. Selina Cash Position Breakdown as of September	• Cash position breakdown between corporate / locations and restricted / pledged accounts as of September 2023	• See page 22
Debt, Payables and other Liabilities	• 4.a Selina Debt and Payables Breakdown • 4.b Selina Liabilities Breakdown June 30th • 4.c 06.30.2023 Global debt w properties	• Breakdown and descriptions of Selina's debt and liabilities. Additional file lists total debt balances associated with each Selina property	• See page 21
Kibbutz Claims and Holdings	• 5. Kibbutz's Claims and Holdings	• Security ownership summary for Kibbutz and other beneficial owners based on public filings	• See Public Filings
IP List	• 6. IP List	• On October 29, 2023 the IP was transferred to a new UK entity	• Provided to Milbank
Historical Property Level Data	• 7.a Selina 2022-YTD23 by location – Quarterly • 7.b Selina 2019-YTD23 by location – Annual with PIT and STR	• Historical property level income statement data by location and region. Additional file highlights properties that are being analyzed by the performance improvement teams	• See page 19 for country by country summary; SteerCo provided property level detail
Transaction Equity Splits	• 8. GUS cap table analysis vSend_v2	• Post-ransaction equity split analysis of GUS, Consenting 2026 Notes and Existing Equity	• See pages 15-18

Disclaimer

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "potential," or "continue," or the negatives of these terms or variations of them or similar terminology. In particular, statements in this presentation regarding the size of our potential market, and the likelihood that our products will be accepting to our target customers, our beliefs regarding the efficiency of our business model, our continued ability to scale, our ability to leverage our scaled infrastructure into product offerings, our ability to achieve specific revenue growth, and our path to profitability and operating cash flow. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associated with operating a significant portion of our business outside of the United States; risks associated with our ESG and sustainability initiatives and activities, including efforts to reduce single-plastic use consumption and efforts to measure GHG emissions and reduce carbon footprint, and our ability to achieve any specific outcome and/or within a certain timeframe; failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards relative to ESG concerns; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of the ongoing COVID-19 pandemic, including future variants and further governmental and other restrictions (including travel restrictions) resulting therefrom; and other risks and uncertainties described under the heading "Risk Factors" contained in the Annual Report on Form 20-F that we filed on April 23, 2023 and any subsequent amendments thereto. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

This presentation includes references to EBITDA, which are not prepared in accordance with the International Financing Reporting Standards ("IFRS") issued by the International Accounting Standards Board. We believe that these non-IFRS financial measures provide useful information to investors about our business and financial performance, including the cash available for future investment activities, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in its financial and operational decision making. We are presenting these non-IFRS financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because management believes that these non-IFRS financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry. There are limitations related to the use of these non-IFRS financial measures and other companies may calculate non-IFRS financial measures differently or may use other measures to calculate their financial performance, and therefore, our non-IFRS financial measures may not be directly comparable to similarly titled measures of other companies. Thus, these non-IFRS financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to any measures derived in accordance with IFRS. Our investors and others are encouraged not to rely on any single financial measure, including EBITDA. EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. By applying IFRS 16, the impact of leases to our profit or loss statements is reflected as "depreciation expense on right-of-use assets" and "interest expense on lease liabilities" included within Finance Costs; the lease accounting does not impact EBITDA. Our investors and others are also encouraged to review the related IFRS financial measures to their most directly comparable IFRS financial measures.